

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2013

Via E-mail
Michael A. Bless
Chief Executive Officer
Century Aluminum Company
One South Wacker Drive, Suite 1000
Chicago, IL 60606

> **Re:** **Century Aluminum Company**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-34474**

Dear Mr. Bless:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Liquidity and Capital Resources, page 33

Historical Cash Flows, page 35

1. We note significant fluctuations in your cash flows from operating activities during the periods presented. Your cash flows from operating activities decreased by $ 134 Million during 2011 and increased by $ 40 million during 2012. We note that you have provided a general discussion for the reasons for the change. However, your discussions did not clearly identify the specific quantitative effect of the underlying causal factors responsible for the change. To enhance an investor's understanding, please confirm that

in the future filings, you will include robust discussions describing and quantifying the specific effect of the significant drivers that contributed to the material changes in your operating cash flows. Please provide us with a draft of proposed disclosures to be included in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining